FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For December 10, 2002

                       Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                 CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                           Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]         Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                            Yes [_]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


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                      MILLICOM INTERNATIONAL CELLULAR S.A.

                               INDEX TO EXHIBITS

Item
----

1.   - Press release dated December 10, 2002



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MILLICOM INTERNATIONAL CELLULAR S.A.
                                          (Registrant)



Date: December 10, 2002               By: /s/ John Ratcliffe
                                          ------------------------------
                                      Name: John Ratcliffe
                                      Title: Chief Financial Controller


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                                                                         Item 1


                                      MIC

                     MILLICOM INTERNATIONAL CELLULAR S.A.

                                                          FOR IMMEDIATE RELEASE

                                                              December 10, 2002

              INTENTION TO DISPOSE OF CERTAIN CELLULAR ASSETS AND
                    RETENTION OF LAZARD AS STRATEGIC ADVISOR

New York, London and Luxembourg - December 10, 2002 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces that it has entered into separate discussions with third parties for the disposal of its cellular operations in The Philippines (Extelcom) and Colombia (Celcaribe). There can be no assurance that either transaction will occur.

Extelcom, Millicom's business in The Philippines, has continued to experience a number of difficult operational and trading issues, which have adversely impacted its financial performance. The board of Millicom has therefore concluded that the most appropriate course of action is to pursue a sale of Extelcom. Discussions with a potential buyer are ongoing and it is currently anticipated that the sale of Extelcom will be made for little consideration. It is expected that the sale of Extelcom will result in Millicom incurring a book write-off of approximately US$50 million.

Separately, Millicom is in discussions with a third party regarding the potential sale of Celcaribe, Millicom's business in Colombia. In the context of this transaction, the third party potential purchaser is currently conducting due diligence of Celcaribe's operations. It is currently anticipated that the sale of Celcaribe will result in Millicom incurring a book write-off of approximately US$125 million.

Millicom also announces that it has retained Lazard to assist it in reviewing strategic alternatives to address Millicom's ongoing liquidity needs, including other potential asset sales and divestitures, the availability of new debt and equity financing and potential debt restructuring alternatives.

Millicom has, directly or through its affiliates, repurchased from time to time over the past year a portion of its outstanding debt securities at a discount from par and may continue to do so in the future depending upon market conditions and its other liquidity needs.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                        Telephone: +1 212 632 6000
Peter Warner                                         Telephone: +44 20 7588 2721
Lazard

Andrew Best                                          Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Millicom is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 18 cellular operations and licenses in 17 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 444 million people. Millicom also has a 7.0% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom's shares are traded on the Nasdaq Stock Market under the symbol MICC.

Visit our web site at http://www.millicom.com